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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                            CPI Aerostructures, Inc.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock. $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   125919 10 0
                          -----------------------------
                                 (CUSIP Number)






                          -----------------------------







                                   Page 1 of 4


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________________________________________________________________________________

CUSIP No. 125919 10 0        SCHEDULE 13G                    Page 2 of 4 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |  Arthur August
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       USA
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |   1,200,000 Common Shares
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |     |   None
  OWNED BY     |_____|__________________________________________________________
   EACH        |     |
 REPORTING     |  7  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   1,200,000 Common Shares
               |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |   None
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  1,200,000 (See Item 4).
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  14.7%
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  IN
_______|________________________________________________________________________


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                                                              Page 3 of 4 Pages

Item  1(a).   Name of Issuer: CPI Aerostructures, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:

              200A Executive Drive
              Edgewood, New York 11717

Item  2(a).   Name of Person Filing: Arthur August

Item  2(b).   Address of Principal Business Office or, if None, Residence:

              200A Executive Drive
              Edgewood, New York 11717

Item  2(c).   Citizenship: USA

Item  2(d).   Title of Class of Securities:

              Common Shares, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number: 125919  10  0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Inapplicable

Item 4.       Ownership:

              (a) 1,200,000 Shares including 250,000 Shares issuable upon the exercise of currently exercisable options.

              (b) This figure represents 14.7% of the outstanding Shares of the Issuer.

              (c) Number of Shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:
                          950,000 Shares and 250,000 Shares issuable upon the exercise of currently exercisable options held by reporting person.

                   (ii)   Shared power to vote or to direct the vote: None

                   (iii) Sole power to dispose or to direct the disposition of 950,000 Shares and 250,000 Shares issuable upon the exercise of currently exercisable options held by reporting person.

                   (iv) Shared power to dispose or to direct the disposition of: None

Items 5-10. Inapplicable


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                                                              Page 4 of 4 Pages


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998




                                                   /s/  Arthur August
                                                   --------------------------
                                                   Arthur August
                                                   Chairman of the Board,
                                                   Chief Executive Officer
                                                   and President